Filed by Sysco Corporation

Commission File No. 001-06544

Pursuant to Rule 425

under the Securities Act of 1933

Subject Company: USF Holding Corp.

Additional Information for US Foods Stockholders

In connection with the proposed transaction, Sysco currently intends to file a Registration Statement on Form S-4 that will include a consent solicitation statement of US Foods. Sysco also plans to file other relevant materials with the SEC. Stockholders of US Foods are urged to read the consent solicitation statement/prospectus contained in the Registration Statement and other relevant materials because these materials will contain important information about the proposed transaction. These materials will be made available to the stockholders of US Foods at no expense to them. The consent solicitation statement/prospectus, Registration Statement and other relevant materials, including any documents incorporated by reference therein, may be obtained free of charge at the SEC’s website at www.sec.gov or for free from Sysco at www.sysco.com/investors or by emailing investor_relations@corp.sysco.com. Such documents are not currently available. You may also read and copy any reports, statements and other information filed by Sysco with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Q3 2014 Earnings Call

Company Participants

•	Shanon Mutschler
•	William J. DeLaney
•	Robert Chris Kreidler

Other Participants

•	John E. Heinbockel
•	Andrew P. Wolf
•	Edward J. Kelly
•	Karen F. Short
•	Meredith Adler
•	Ajay Kumar Jain
•	Mark G. Wiltamuth
•	Amod Gautam
•	Erin Lash

MANAGEMENT DISCUSSION SECTION

Operator

Good morning, and welcome to the Sysco’s Third Quarter Fiscal 2014 Conference Call. As a reminder, today’s call is being recorded. We will begin today’s call with opening remarks and introductions.

I would now to turn the call over to Ms. Shanon Mutschler. Please go ahead, ma’am.

Shannon Mutschler

Thanks, Anna. Good morning, everyone, and welcome to Sysco’s Third Quarter Fiscal 2014 Earnings Call. Today you will hear prepared remarks from Bill DeLaney, our President and Chief Executive Officer; and Chris Kreidler, our Chief Financial Officer.

Before we begin, please note that statements made during this presentation that state the company’s or management’s intentions, beliefs, expectations or predictions of the future are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and actual results could differ materially. Additional information about factors that could cause results to differ from those in the forward-looking statements is contained in the company’s SEC filings. This includes but is not limited to risk factors contained in our Annual Report on Form 10-K for the year ended June 29, 2013, subsequent SEC filings and in the news release issued earlier this morning. A copy of these materials can be found in the Investor section at sysco.com or via the Sysco IR app, which can be downloaded from the iTunes App Store and Google Play.

Non-GAAP financial measures are included in our comments today and in our presentation slides. The reconciliation of these non-GAAP measures to the applicable GAAP measures are included at the end of the presentation and can also be found in the Investor section of our website.

Our comments about earnings per share refer to diluted earnings per share unless otherwise noted. In addition, all references to case volumes include total Broadline and SYGMA combined. To ensure that we have sufficient time to answer all questions, we’d like to ask each participant to limit their time today to one question and one follow-up. Lastly, our previously stated expectations of hosting an Investor Day meeting this summer in Boston have changed. We have determined that it would be most effective to hold a meeting after the proposed merger with US Foods closes. Accordingly, we will update you once the firm date for the event has been chosen.

At this time, I’d like to turn the call over to our President and Chief Executive Officer, Bill DeLaney.

William J. DeLaney

Thanks, Shannon. Hello, everyone, and thank you for joining us today. This morning, Sysco reported third quarter sales of $11.3 billion and net earnings of $181 million. Adjusted earnings per share excluding certain items was $0.38 for the quarter compared to $0.40 in the prior year.

Market conditions during the first two months of the quarter were dominated by the impact of unusually severe winter weather conditions throughout much of the United States. As a result, we experienced very modest sales growth in January and February and delivery expenses were under significant pressure as well. Conditions improved markedly in March as the adverse weather subsided, which likely contributed to consumers going out more both to shop and eat. We benefited from this turn of events as evidenced by our nearly 6% sales growth in March, almost twice the top line growth we experienced for the overall quarter.

In assessing our operating performance for the quarter and factoring in the challenging market conditions, results were generally in line with our expectations. Sales growth while modest at 3.2% was aided by improved locally managed sales trends in March. Gross profit grew nearly at the rate of sales growth and at a higher rate than we experienced during the first half of the fiscal year. We also reduced our operating cost per case in our Broadline business.

We are encouraged by our improved gross profit trends during the quarter and attribute much of our progress in this area to more consistent margin management practices in our operating companies, strengthening local sales trends and the low level of inflation we experienced during much of the quarter. Moving forward, we are somewhat cautious regarding gross margin trends in the short-term as we have begun to see a meaningful increase in product cost inflation in the high cost meat and dairy categories since the end of the quarter.

The consistently improved cost per case results we are experiencing in the Broadline business have been driven by the benefits realized from several cost reduction initiatives we’ve implemented over the past two years, especially in the SG&A area of the business. As some of these benefits begin to wrap on a year-over-year basis, we expect to realize increased benefits for more of our transformation initiatives on the operations side of the business.

Turning to our technology transformation initiatives, this fiscal year between November and March we implemented our new ERP platform at three operating companies and in April converted two additional locations for a total of 10 companies running on the new ERP technology. The successful conversion of five OpCos in six months reflects our consistent progress in strengthening and stabilizing our ERP platform. In addition, we have worked to ensure smoother transitions for each successful conversion. For example, improved procedures and attention to data management helped to make the go-live at Denver and New Orleans last month the most successful yet.

Regarding our initiatives to lower product costs, we expect to meet our stated financial objectives for this fiscal year and next as our category management efforts continue to gain momentum. By the end of this fiscal year, the pilot, all of wave one and the majority of wave two categories will have launched into the market representing $5 billion to $7 billion in annual spend and roughly one-third of the total addressable spend. We continue to enhance the program’s effectiveness by sharing best practices and improving communication both at the corporate merchandising and operating company level.

We also continued to progress on our initiatives to lower operating costs. During the quarter, we advanced our routing optimization project, which is resulting in reduced routes and miles driven while improving on-time deliveries. Our fleet optimization initiative is underway, and we have removed hundreds of older pieces of equipment from the system with more to come. In addition, we have now completed an initiative to negotiate standard terms and specifications for fleet purchases. These changes combined with similar actions for warehouse equipment completed earlier this year will help us reduce cost and optimize our capital spend as we move forward.

Regarding our proposed merger with US Foods, the integration planning team is making good progress toward bringing our two companies together as Chris will describe in a few minutes. This transaction represents a significant opportunity to enhance our ability to serve our customers, strengthen our supplier partnerships, further engage our employees and enhance profitability through meaningful synergies.

We’re encouraged by our continuous improvement on multiple fronts throughout the company and believe that this transformational change will help our customers be more successful, drive added efficiency in our business and enhance our financial results. Personally engaging in a transformation of this magnitude is both challenging and rewarding for me as well as for all of our 49,000 associates. I very much appreciate their efforts and dedication as we move forward in this exciting and pivotal time in Sysco’s history.

Now I’ll turn things over to Chris, so he can provide additional details on our financial results for the third quarter.

Robert Chris Kreidler

Thanks, Bill, and good morning, everyone. For the third quarter, sales were $11.3 billion or an increase of 3.2% compared to the prior year mainly due to increased case volume including the impact of acquisitions. Case volume increased 3% for the quarter, and case volume excluding acquisitions increased 2.3%. Inflation remained quite modest during the quarter, increasing sales by 0.9%, and changes in foreign exchange rates decreased sales by 0.9%.

As Bill mentioned, January and February sales were negatively impacted by the unusually severe weather throughout most of the country. However, March saw a marked rebound with sales growth during the month of 5.5%, which was more in line with the rate of growth in the first half of the year.

Gross profit in the third quarter increased 2.7%, nearly at the same rate of sales growth. Gross margin declined 9 basis points to 17.69%, which is the smallest decline we’ve seen in 15 quarters. After taking into account changes in customer mix, gross margin actually increased slightly compared to the prior year.

Similar to what we saw with sales trends during the quarter, gross profit was substantially stronger in March compared to January and February, increasing 4.8% during the month, as weather and the locally managed sales trends improved. However, as Bill mentioned, since the end of the quarter we have begun to see a meaningful increase in product cost inflation in the meat and dairy categories, which together total roughly 30% of our annual sales. We expect that this pressure may contribute to added gross margin pressure in the near term.

Operating expenses increased $57 million, or 3.5% in the third quarter of fiscal 2014 compared to the prior-year period. The year-over-year increase in operating expenses was mainly due to increased case volume, new costs from acquired companies, increased delivery and warehouse costs somewhat exacerbated by the unusually severe weather, increased corporate expenses due mainly to timing, partially offset by lower sales organization costs and a decrease in retirement-related expense as a result of the restructuring work we completed last year.

Benefits generated from our transformation initiatives more than offset cost pressure in our delivery and warehouse areas, resulting in a $0.03 decline in operating cost per case in our Broadline operations in the third quarter, and a $0.07 decline for the first 39 weeks of the year, with both periods excluding the impact of certain items. We remain confident in meeting or exceeding our objective of a $0.05 decline for the full fiscal year as we experienced continued year-over-year benefits from changes in our sales organization and the impact of lower retirement-related expenses.

The impact from the restructuring of our retirement plan is actually exceeding our expectations. We now expect that retirement-related expenses for fiscal 2014 will be lower by $65 million to $75 million excluding certain items. This is lower than our previous guidance of down $50 million to $60 million as expenses from our enhanced 401(k) benefits have been lower than anticipated. As some of the benefits from our SG&A initiatives begin to wrap on a year-over-year basis, we expect to realize increased benefits from more of our transformation initiatives on the operations side of the business.

Operating expenses including certain items increased $51 million or 3.3%. Certain items totaled $56 million during the quarter, an increase of $6 million over the same quarter last year. Certain items this quarter consisted primarily of two items. First, merger and integration planning expenses totaled $32 million and mainly related to professional fees. Second, we recorded a $20 million legal contingency accrual related to a previously disclosed investigation in California, a portion of which is non-deductible for tax purposes. Certain items in the prior-year period totaled $50 million, including a $41 million charge to withdraw from a multi-employer pension fund.

Business transformation expenses were lower in the third quarter compared to last year by $13 million and were lower by $45 million for the first 39 weeks of the year. About half of the variance year-to-date relates to a change we have made in how we allocate internal labor cost to the project. In the past, we allocated the cost of internal associates based upon the percentage of time they had spent on the project. We are now allocating either all or none of an associate’s cost to the project depending on whether they spent the majority of their time on the project. This has had the effect of shifting some expense from business transformation expense to general corporate expense.

The remainder of the year-to-date variance in business transformation expense is the result of capitalizing more of the work effort than originally estimated. As a result of the change in labor capitalization methodology and the increased amount of capitalization, we now expect total business transformation expenses for the year to be lower than our previous guidance in the range of $275 million to $300 million, and general corporate expenses to be somewhat higher.

Operating income for the quarter was down 1.4% year-over-year. After adjusting for certain items, operating income increased 0.3%. Net earnings for the third quarter were $181 million, a decrease of $20 million or 10.2% compared to the prior-year

Diluted earnings per share was $0.31, an 8.8% decrease compared to the prior year. Adjusting for certain items, diluted earnings per share for the quarter was $0.38, which was down 5% compared to the prior year. We estimate that the impact of the unusually severe weather in January and February reduced earnings per share by $0.01 to $0.015.

Total capital expenditures totaled $117 million for the third quarter this year compared to $111 million last year. We continue to expect total capital spending to be in the range of $550 million to $600 million for fiscal 2014. However, after including anticipated proceeds from asset sales, net capital spending will be in the range of $500 million to $550 million.

Free cash flow was $273 million for the third quarter, increasing over the prior-year period mainly due to improvements in working capital performance, which offset weaker net earnings. For the first 39 weeks of the year, free cash flow increased 22% to $484 million. As we begin to wrap our particularly strong cash flow performance in the fourth quarter of fiscal 2013 (sic) [2014]), we expect the level of year-over-year increases in free cash flow to moderate.

Turning to the pending US Foods merger, we continue to make progress in our integration planning efforts, and have engaged in an extensive process focused on three goals: day one readiness, value creation, and long-term organizational design. The teams are working well together and have made a lot of progress in a relatively short period of time.

Regarding the regulatory process, our dialog with the SEC continues to be productive as we work to fulfill their second request for information about our business and industry. We continue to believe that this merger will benefit customers and help us become more efficient in an evolving and competitive marketplace. And also believe the SEC will agree that our customers have many choices in the fiercely competitive marketplace in which we operate today. As a result, we continue to expect the merger to close in the third calendar quarter of this year.

In closing, while severe weather in the third quarter presented challenges to the business and our financial results, we are relatively pleased with our business performance as we exited the quarter. In addition, we are excited about our progress to transform our business and our integration planning efforts related to the US Foods merger. While we continue to have much work ahead of us, we strongly believe that we’re taking the right steps and making the right strategic investments to position our company for success in the future.

With that, operator, we will now take questions.

Q&A

Operator

Thank you. [Operator Instructions] We will move first to John Heinbockel with Guggenheim Securities.

<Q—John E. Heinbockel>: Hey, Bill. So, I was pretty encouraged by your gross margin management. So the question is, is there a different philosophy with regard to how you are spending those dollars? How you think about elasticity? And if so, what is driving that change in philosophy, and practically, what things are you doing differently?

<A—William J. DeLaney>: Good morning, John. I would say I don’t think there’s a different philosophy I think while you saw some improved execution; I mean, we’ve been doing this a long time, and we’re always trying to strike the right balance between growth and taking profitable share for the medium- to long-term with obviously managing our margins appropriately. So from that standpoint, what I was trying to convey in my remarks is clearly, we haven’t been performing at the level we’d like, and we’ve spent a lot of time, done a lot of work with our operators so to speak, and I think what you saw here is a small but meaningful step forward in terms of progress, and I use the word consistency, that’s probably our biggest opportunity in Sysco today, and I think the benefits you’re seeing in this quarter were more a consistent focus on striking the right balance, like I said between growth, pricing and what’s good for the customer and just the basic day-to-day stuff, there’s nothing really overly proprietary here. When you have commodity prices, continuous attention to how fast they’re moving, and what direction they’re moving in and being responsive in the right way. So I’d say it’s more improved execution of that philosophy and hopefully it’s a sign of things to come.

<Q—John E. Heinbockel>: Now, is that in terms of getting – let’s say, the improved execution, is that more getting folks in the field to understand what you’re trying to do and elasticity issues? Or is it more actually putting guardrails on what they can do out in the field?

<A—William J. DeLaney>: I would say our folks in the field understand. I think what it is, is us bringing more focus to the issue with all that they have to deal with on a day-to-day basis and in that process, yes, bringing lease parameters and over time a little more governance to that process. So, again, early days here, John, but we certainly are trying to get more consistency in terms of how we approach it, but our folks understand the issue. They’re very good operators. It’s more about bringing consistent focus to it.

<Q—John E. Heinbockel>: all right. Then lastly, with the inflation picking up, how do you think about this pickup in perishables inflation versus those we’ve seen in the last couple of years? We’ve had a couple of these cycles, when you look at where the macro is, where you are with US Foods, are you more or less inclined to pass that through quickly than you might have been in the past?

<A—William J. DeLaney>: I don’t think US Foods merger has anything to do with it. I’d say what’s interesting what we’re seeing right now, John, and this has really just kind of manifested itself in the last four to six weeks, is there’s double-digit inflation in meat, seafood and dairy, and the rest of the categories are roughly flat. We were actually down a little bit in grocery, down a little bit in poultry in terms of what we saw in April. So what you’re seeing here is, as you know, in particular, meat, those are high-priced boxes. So it’s challenging at times to pass that along as fast as you might like to with customers. Sometimes that’s not even right thing to do. Sometimes it’s about sitting down with the customer and kind of reworking their menu in terms of poultry is flat to down, working more poultry into the menu. So we’re just trying to be a little cautious there.

The good news here is, well, as you know, we don’t want to see a lot of inflation over the medium to long-term. It’s not good for our customers. That inflation is working its way into the top line as well. So we’re basically just calling out on a gross margin as a percent of sales perspective there’s more pressure there right now than what we saw in the third quarter. But I think we’ll manage it reasonably well, and as far as going forward, a lot of this has to do with supplies in the beef area, and I think some of this will be with us for a while. It’s really hard to predict what happens past three to six months out.

<Q—John E. Heinbockel>: All right. Thank you.

<A—William J. DeLaney>: Sure.

Operator

And we’ll now move to Andrew Wolf with BB&T Capital Markets.

<Q—Andrew P. Wolf>: Good morning. On the March sales improvement, was some of that the inflation you’re talking about, or did the cases and the real business also get better?

<A—William J. DeLaney>: In March, Andy, it was not very much inflation. I think we probably saw some in the latter couple weeks of March. But I think March was really more of demand. People got out more and you saw in the retail numbers I think that came out here recently. And so we saw more volume and, as we alluded to, we also saw more on the locally managed side than what we’ve seen in the last two or three quarters, which was encouraging as well.

<Q—Andrew P. Wolf>: Did you see that across the board, so the independents? I know that in the past you’ve said it’s really hard to track their same-store sales, but just anecdotally or however you can, was the independent business also stronger?

<A—William J. DeLaney>: Yes, so the independents will make up a significant piece of this locally managed. Yes, I would tell you we saw it across the board in March. It was really a tale of two quarters. It was brutally hard out there I think for everybody the first couple months and then in March. We saw a turnaround on the top line in pretty much every segment, at least every restaurant segment.

<A—Robert Chris Kreidler>: And, Andy, I want to be careful and echo what Bill said a minute ago about this inflation. The reason we’re calling it out is, frankly, it came upon us pretty quickly and we don’t want it to be a surprise when we talk about it later on, but in the March quarter inflation was no different really than the rest of the quarter. So it really wasn’t yet in the March numbers. As Bill said, we started to feel a little bit in the latter two weeks, but it was pretty much in line with the quarter. It came on. It went from basically nothing to something in April, and so that’s why we’re calling it out, and it’s pretty narrow in terms of the categories, but they’re big dollar categories for us.

<A—William J. DeLaney>: I don’t want to get too much into April, because that’s not something we typically do. I would just say to you, we’ve had two solid months in a row on the top line. They look a little different. April is a transition month, and so I would say to you a couple things. My sense is spring came a little earlier this year than last year, so some of the clubs and that type of thing opened up and that helped us. Easter was a little later and people were still I think looking to get out. So, the weeks were not necessarily consistent, but as a month, we had another solid month on the top line and in the business. And I would just say the mix was a little different between pricing and volume, that’s all.

<Q—Andrew P. Wolf>: A quick follow up, in the same vein on sales trends and this improvement. When you look at the geographies that probably had less weather impact, like California and Florida, let’s say, where you have a lot of operations. Do you see the same thing or was it stronger the entire quarter? Could you just comment on the non-weather affected sales trends?

<A—William J. DeLaney>: I would say the weather, to go back to that, was more east of the Mississippi. So that hit virtually all of our markets, other than California and West Coast, but it was particularly pronounced, even though, I always say winter comes every year. It was particularly pronounced in the Northeast and in the Mideast. We were shut down in Atlanta for a couple days. We didn’t deliver that kind of thing.

So, I would say those first couple months the weather impacted the vast majority of our businesses. As you work into March and April here now, I would say it’s pretty much what we saw before. I think we’re seeing very good strength in the Southwest, decent strength in the West, Northeast and Mideast a little sluggish. So these are matters of degree, but similar to what I called out I think in the last quarterly earnings release, we’re seeing a little more strength certainly in the Southwestern part of the country than we are in the North and Northeastern part of the country.

<Q—Andrew P. Wolf>: Thank you.

<A—William J. DeLaney>: Sure.

Operator

We’ll now move to Edward Kelly with Credit Suisse.

<Q—Edward J. Kelly>: Yes, hi. Good morning, guys.

<A—William J. DeLaney>: Good morning.

<Q—Edward J. Kelly>: I wanted to just follow up on gross margin and gross profit, because we try to look at gross profit dollars per case, and obviously this quarter you did better there in terms of year-over-year growth versus where you’ve been. Now I know inflation going forward picks up, but do you think the business has reached a point where you’ve done a better job of managing it where gross profit per case should at least be stable to better going forward? Or when you talk about the pressure of inflation, are you trying to say that year-over-year you could still be down a little bit going forward?

<A—William J. DeLaney>: Ed, we look at this thing across a lot of different ways, so I’ll let Chris jump in here in a minute as well. So I want to be careful about the gross profit, Chris, because that’s going to play out different in different categories. What I would tell you is the way I look at it is I look at case growth, I look at the mix of case growth between locally managed, which is largely your street business versus your contract business. And then I look at gross profit dollar growth and then I look at operating cost per case. And so we can put that together. I don’t want to shoot from hip in terms of your question on this call, but I would tell you obviously the first half of the year we had 1.2% gross profit dollar growth and that went to 2.7%. So, I’m encouraged with that. I think we can continue to improve from there. We’ll have to see how fast that develops. So I feel good about that part of it. I think we’ll continue to manage the cost per case well.

I think just to put this in some historical context, Chris and I were talking before the call, I’ve been around this business

25 years, give or take, and I would tell you if you go back and look at Sysco’s history, we didn’t always share all this. To manage our operating cost per case to be up $0.05 nickel a year was usually a pretty good year in normal times. Our medium to longer-term model we’re trying to find enough initiatives every year to keep that at flat cost per case, and this particular year, 2014, we targeted $0.05 reduction, as Chris pointed out.

So, I’m real pleased with how we’re managing at the operating level in terms of cost. I’m encouraged. Two months does not a trend make here, but I’m encouraged with what we’re seeing on the gross profit dollar growth. And I don’t know if Chris is going to answer your specific question, but I’ll him put his tilt on it as well.

<A—Robert Chris Kreidler>: Yes, I probably won’t get into any specifics, but I want to echo what Bill said. It is one of the metrics that we look at, but we look at a lot and the challenge on that particular one depends upon a lot of different variables, one of which we’ve been talking about here, which is inflation and inflation by certain categories. So if we get a lot of inflation, and it happens to be in high dollar categories, categories that sometimes are fee per pound or fee per case, then that can play havoc with that particular number. So it is part of what we look at, but as Bill says, we’re driving the business for gross profit dollar growth, and that’s why we were generally pleased with the way we exited the quarter with the amount of growth that we saw in March.

<Q—Edward J. Kelly>: Yes, that makes sense. Okay, and then just last question for you. Category management maybe could you provide just a bit more detail on sort of what you’re seeing out there, what you’re hearing from customers, where you’re at? And I guess even more specifically like how are sales doing in the categories? And how are gross profit dollars doing in the categories?

<A—William J. DeLaney>: Sure. So we’re a year into this now. As I mentioned, we’re deep into wave one and two, and we think by the end of the year we will have launched about 30% of what we call the influenceable spend, which is about two thirds of our spend, 60% to 70%. We’re getting better at executing it, and so I would tell you there’s certainly opportunity to improve. But we’re certainly getting better in terms of working within our corporate merchandising team and with our OpCos in terms of how we communicate these category initiatives as they come out. There’s a lot of categories out there being launched right now. We’re getting better in terms of working with our OpCos to work with their customers and their sales force on how to position the opportunities for the customer as well. Again, plenty of opportunity to improve over the next 12 to 18 months as well. So I think our execution is getting better, both on the communications side as well as on the conversion side.

We continue to see very good reductions in the cost of goods, certainly as much at times better than what we originally planned. The sales line, while we had some challenges early on there in terms of some of the conversions, I think we’re getting better as a company in terms of positioning those conversions with customers and in the subsequent waves the sales trends are somewhat better than what we saw in the pilot. So I would characterize that as gradual continuous improvement on the execution. Still relatively early days here, and it will be a big part of our progress for next fiscal year as well.

<Q—Edward J. Kelly>: Great. Thank you.

<A—William J. DeLaney>: Welcome.

Operator

And we’ll now move to Karen Short with Deutsche Bank.

<Q—Karen F. Short>: Hi. Just a couple questions on MAs. You made a comment in the press release, Bill, about improved weather and locally managed sales strengthened I guess. So I guess the first question is what do you mean exactly by locally managed sales strengthened? And then the second part of that question is, I guess there’s definitely rumblings out there that people might be going after your MAs knowing that there’s going to be disruption. So wondering in this kind of environment as you’re leading into the close, how do you retain your best sales people and how do you appease them that there won’t be as much disruption as some people fear?

<A—William J. DeLaney>: Yes, so let me take the first one, Karen. So locally managed was something I’ve kind of coined here over the last 18 months. We use it more internally, but I don’t really like to speak externally differently than I do internally. So it’s an intent, which is getting us traction now within Sysco to have more clarity for operating in our market presidents. So the certain segments, which we would call street sales, local contract, bid and other basically where the customer and that decision-maker that relationship is driven at the local OpCo, we’ve just kind of bundled that a little bit more than just talking about Street from an accountability standpoint and from an influencing standpoint. So it’s an internal terminology.

We still look at Street within that number, so we look at both. I would tell you, I think you would know this, over the last four to six quarters what we’ve seen is our corporate manager, largely our national and large regional business has grown at a faster rate than our locally managed. And in fact, the locally managed growth was pretty modest, and it was modest again in January and February. So what I was referring to there is it did strengthen in March along with the other book of business as well, and that’s very encouraging and that’s a key part of our growth and that’s a key part of our profitability leverage as well.

So it’s a big part of our business and something we put a lot of emphasis on, and in fairness, with a lot of these initiatives we’ve been driving out, both in terms of the sales organization, [ph] CatMan (34:27) and that kind of thing, that directly impacts that sales force, our local sales management teams, and ultimately the customer, and so there’s been a fair amount of distractions out there over the last year. I think we’re starting to see that we’re through a lot of that and beginning to manage it better.

As far as MA retention or MA numbers, we had situations in some of our companies last year, as we had some of that distraction and disruption, we allowed our MA workforce to fall well below what our target numbers were and we are coming back there. So we’re not all the way back, but we had targeted growth numbers for this year, and we’re beginning to approach those to get to the level that we want to get to. We did eliminate several unprofitable territories about a year ago, and we pretty much have worked our way through that process.

As far as the marketplace, please take this the right way, our people are always under high demand. Everybody comes after our salespeople. We do generally a pretty good job of retaining them. And I would say from the merger standpoint, our folks right now are excited. And while there’s some isolated situations there, I wouldn’t necessarily attribute them to the merger. And that may be a challenge I think as we pull all this together, but right now I wouldn’t tell you that it’s – it’s not a big issue from the Sysco side, and it could be an issue as we put the companies together.

<Q—Karen F. Short>: Okay. That’s very helpful. And then just on Denver, New Orleans, you commented that they were the most successful conversions yet. Maybe can you just talk a little bit more about why and what you did? And then what are your plans? Remind me if you said it, I missed it, but for conversions for the rest of the year?

<A—William J. DeLaney>: Yes, well, Denver and New Orleans, first of all, they’re both very large companies, very profitable companies, so that was a big step. I mentioned one example in my prepared remarks where, believe it or not, data management has been an issue for us. That’s the basic thing that you look at in all conversions, but one of the things that happens when there’s that much change going on sometimes you don’t have as consistent focus as you need. So we took that learning from the previous conversions and did much better, and we’ll continue to do better on that front.

I would also tell you, on the customer side, we were more connected in particular with our larger regional and national customers in terms of how the conversion would impact them, and so as issues did arise, we were much more connected as an organization between the technology group and the sales group, and that was a big positive as well. So those would be two things that I would call out.

As far as going forward, we are having those discussions right now. We’re going to need to overlay our view of the integration planning work currently that’s going on with the merger, and look at that. There’s an opportunity to do probably a couple more companies. We haven’t made a final decision on that, but I think there’s a good chance that we’ll probably do two more and then take a step back and look at where we are in the merger.

<Q—Karen F. Short>: Great. Thanks a lot.

<A—William J. DeLaney>: Thank you.

Operator

We’ll now move to Meredith Adler with Barclays.

<Q—Meredith Adler>: Thanks for taking my question. Can you hear me?

<A—William J. DeLaney>: Yes, we can hear you.

<Q—Meredith Adler>: Yes, good. Thanks. My first question is you talked about MAs at your own company. Can you talk at all about what’s happening at US Foods?

<A—Robert Chris Kreidler>: Meredith, this is Chris. We really can’t. We’re competitors in the market, and while we are going through a tremendous amount of integration planning, we really are trying to avoid talking about their performance, their sales, their own challenges, and issues that are out there. So that’s something better directed directly to them.

<Q—Meredith Adler>: Okay. I also have a question about, you didn’t talk about the Easter shift at all impacting

March, it probably would’ve been negative, and March was very strong. Do you think it would’ve been stronger if it hadn’t been for the Easter shift?

<A—Robert Chris Kreidler>: What was the first part of the question? What would’ve been negative?

<Q—Meredith Adler>: The Easter shift.

<A—Robert Chris Kreidler>: Yes.

<Q—Meredith Adler>: From March to April?

<A—William J. DeLaney>: So your question is if Easter had been earlier, would it have been better?

<Q—Meredith Adler>: Yes.

<A—William J. DeLaney>: No, I think a late Easter helped us. Interesting, though, it didn’t really help us that much, but I can say this, our performance in Florida, which is where you would see most of the Easter benefit wasn’t that different, wasn’t any better than the other regions until the week of Easter, and then we certainly saw the fact that certainly there were still more people in Florida. What you hear in Florida is regardless of the calendar a lot of people tend to stay until Easter, so it helps us that way. I think, what really helped us a lot in March, Meredith, was what hurt us in January and February; people in a good number of parts of the country had been locked up in their homes, wanted to get out and did get out more. So I would say a late Easter helped us somewhat, but probably not as much as just the other side of the weather discussion.

<Q—Meredith Adler>: Okay, great. Thank you very much.

<A—William J. DeLaney>: Thank you.

Operator

And we’ll now move to Ajay Jain with Cantor Fitzgerald.

<Q—Ajay Kumar Jain>: Yeah, hi. I hope you can hear me. First on business transformation, I know Chris you mentioned that you’re capitalizing more of the project and shifting some of the allocation on expenses. I’m just wondering if the merger developments have had any impact on how you’re looking at business transformation, like do you have to tweak things in any way based on the business transformation process that’s going on in parallel over US Foods, so I was just wondering in terms of the capital allocation priorities if anything has changed?

<A—Robert Chris Kreidler>: Yeah, it seems like there were several questions there, so tell me if I don’t get to all of them. We’re obviously taking into consideration the integration planning and what may occur post-merger. But in terms of how we report our business transformation today and how we’re going about our business today, really not that much impact. So we’re in planning phase for integration, but we’re not allowing it to impact what we’re doing from a business transformation perspective, going after the benefits the way we look at the cost, et cetera. What will impact it, and Bill alluded to it here a few minutes ago is, as we think about overlaying the merger into our company, and especially from the business technology standpoint, we have to rethink about rollout schedules, we have to rethink how we’re going to put the companies together technologically. That will have an impact and we’re playing through various scenarios on that right now.

<Q—Ajay Kumar Jain>: Okay. That was helpful. And just in terms of the timing of the merger, it looks like you’re still targeting closing by the end of September. And just wondering, does that seem like a realistic timeframe based on how things are going with the FTC process and does that really provide enough time to get the necessary shareholder approvals?

<A—Robert Chris Kreidler>: Yeah. We don’t need the shareholder approval. On their side they essentially have it whenever they need it. But we still believe it’s realistic timeframe. I think the way we would characterize our interactions with the FTC and the regulatory process, it’s pretty much as expected. We don’t have any reason to believe that we will be significantly faster or slower than what we expected from the very beginning. So we still think Q3 is realistic.

<Q—Ajay Kumar Jain>: Okay. I just had one final question if I could. Can you just comment any further on inflation so far this quarter? I think Bill you talked about double-digit increases in certain categories but just at an aggregate level, how much is your cost of goods inflation right now compared to I guess it was around 1% from last quarter?

<A—Robert Chris Kreidler>: Yeah. We wouldn’t necessarily give you anything forward-looking. I know we’ve talked a little bit about April here; just because there’s a trend in March we wanted to give you some color about what’s going on with that trend. I think the way I characterize it is, we went from almost nothing, which is at 1% to something. There are three very specific categories we’ve called out that are kind of double-digit inflationary categories. But as Bill said, the rest are really not an issue. They’re either flat or even slightly down. So it averages out to certainly more than 1% but that’s about all we’ll say and it’s only April. We’ve got a couple more months before we build out the quarter.

<Q—Ajay Kumar Jain>: Great. Thank you.

Operator

And we’ll now move to Mark Wiltamuth with Jefferies.

<Q—Mark G. Wiltamuth>: Hi. Good morning, Mark Wiltamuth at Jefferies. Is there any update for us on the net positives you expect from business transformation, now that you’ve changed the accounting a little bit on how the costs are going to be done?

<A—Robert Chris Kreidler>: Yeah, the way that we’re allocating the cost really doesn’t impact the benefit at all. We’ve been tracking this, for those that have followed us yourself included Mark, of course, on the benefit side and the cost side, so on the benefit side we said $600 million in benefits we’d achieve over three years. Bill said it in his prepared remarks I’d reiterate it. We’re still on track to achieve that. We hit our numbers for the first year. At mid-year we said we were still on track for this year, and we’ve reiterated we still believe we’re going to hit those numbers for the three years combined, so on the benefit side no change.

What we’re really talking about or what I referred to is on the cost side. This is a long process and there’s a lot going on, and we’re changing a lot and as we go through this much change, we’re having to take new looks at how we allocate costs, how we think about expenses, et cetera. So we’ve had some restatements, we’ve talked about or not restatements but adjusting the way we look at things. And in this particular case we looked at the way we allocate our labor, and we just said it is more precise to do it the new way.

So I got two choices. I either have to restate or give you a new look at the guidance using the new methodology, which is what we opted to do. Or we have to somehow go backward and tell you what it would’ve been in prior quarters, prior years and, frankly, that would’ve taken a lot more effort. So we’ve given you a new set of guidance based upon the new methodology. Our variance this year from the old guidance, that $300 million to $350 million a year is really about half-and-half capitalization of labor and methodology change on how we actually account for the labor. So that’s the change. Frankly, if we did it under the old methodology we’d still be in the old guidance. So we’re just changing the guidance so we can report it differently going forward. It does not impact the benefits.

<Q—Mark G. Wiltamuth>: Okay. Thank you. And on the point of attrition there’s been all this chatter in the marketplace on potential loss of some customers in reaction to the US Foods merger. Any color on what the customers are saying, what you’ve been hearing from your side? And is there any assurance that you’re still retaining the customers on the US Foods side?

<A—William J. DeLaney>: Well, again, we’re not going to comment on the US Foods side. But I would tell you from our perspective we’ve had an opportunity at very senior levels of management to speak with virtually all of our top customers and at the local level our presidents and VP of sales had been out talking to many of their customers as well. And I think as time has gone on, we’ve been able to explain the reasons for the merger and the opportunities and some of the challenges will come with that early days in transition and that kind of thing. So I would characterize the visits with the customers and from our perspective as very constructive, largely supportive and they have a lot of questions. And as you can imagine, one of their key questions is, to what extent will this disrupt service that type of thing as we go through the transition and obviously that’s a big priority for us to minimize that type of thing. So, so far I would say we’ve had very good visits with our customers.

<Q—Mark G. Wiltamuth>: Okay. And then on the US Foods side, are they on the same ERP system as you? And how do you feel like that will go on transitioning their systems?

<A—Robert Chris Kreidler>: Yeah, they are not on our old system, which was a kind of customized proprietary system for Sysco. They had their own somewhat customized proprietary system. They’re not on SAP either. So the way we’ve looked at this, and I think we’ve talked about this a little bit is each company has a system. We are moving towards SAP as a unifying system. We do believe and we have said publicly that we think it’s the right system for the combined entities post-merger. So we will have to build a bridge so that both systems can communicate and talk to each other in the near and medium-term and then a new roadmap to eventually get it all to the new ERP platform over time.

<Q—Mark G. Wiltamuth>: Okay. Thank you very much.

Operator

[Operator Instructions] We’ll now move to John Ivankoe with JPMorgan.

<Q—Amod Gautam>: Good morning. Thanks. It’s Amod Gautam on for John. I guess the first question you touched on it a little bit, but with SAP in I think 10 facilities now, it would seem like you’d have a pretty decent sample size to compare to the baseline OpCos. So I was just hoping maybe you could provide some more texture around where some of the most meaningful differentiation is coming versus the OpCos that don’t have the systems? Is it on the profitability side? Is it in case volume growth? Are you just generally getting better customer feedback around execution? Just some color around that would be great.

<A—William J. DeLaney>: Yeah, I would say 10 companies, while we’re pleased with that, in the scheme of 70 is still early days and our focus, as I pointed out in my comments over the last 6 to 12 months, has been more about stabilizing the system and improving the performance, and we’ve seen that in those companies. So, on the sales side, in terms of the speed of the system that type of thing, we’ve made a lot of very good strides there. Our service levels continue to improve, and get toward the level of our legacy companies if you will. We still have opportunities to manage the inventory more efficiently and effectively, and we’re working on some things there. So, we’re pleased with the progress that we’re making, but I wouldn’t want to get into a discussion today relative to the legacy companies because it’s still early days.

<Q—Amod Gautam>: Okay. And then just changing gears a little bit, we haven’t talked about it a lot recently, but I guess where from your perspective, obviously you have many things going on right now, but where Sysco ventures might fit in terms of your priorities from a longer-term perspective, especially given the fact that with the scale that you have, you probably have a treasure trove of information about what’s working on restaurant customers’ menus from both the sales and profitability standpoint, so it would seem like it would be something that could be a pretty major differentiation for you versus maybe other competitors in the space.

<A—William J. DeLaney>: We agree. We think Ventures is a key strategic opportunity for us. We’re beginning to gain traction, and we put together the platform with a company called Leapset about a year ago. We’ve rolled out certain solutions in certain markets. We’re seeing some progress there. We still have a big opportunity here to get it more integrated into the business. We’ve made some progress there working with several solutions; there’s more solutions to come. So, I would agree with you that with this merger, it gives us an even stronger platform in term s of customers to leverage this capability and to build stronger, more effective relationships with a greater number of customers. So, it’s a key part of our strategy, and I think as we get deeper into the merger planning work, we’ll be able to speak more specifically in terms of work structure and that type of thing in terms of how we’re going to drive it out.

<Q—Amod Gautam>: Okay, great. And just lastly in terms of the CapEx, I guess, Chris, directionally going forward, obviously you’ve got the merger going on but with some of the fleet optimization initiatives and maybe some of the business transformation initiatives being completed, is CapEx directionally likely to step down from that $500 million to $550 million net of asset sales or is it something that that’s kind of like a stable level of investment that’s going to be ongoing?

<A—Robert Chris Kreidler>: It’s a good question. Our goal has not been on a specific dollar amount, but more around the 1 percentage to 1.2 percentage of sales, which we are rapidly approaching. And so when we get to that level and preferably the lower end of that level, we’ll feel like we’ve got the right amount of base capital that should be able to grow every year as we grow the business through volume growth. Now overlay that the merger, and yeah we’ve got to take a new look at that, we are. We’ve got a lot of people looking through what that’s going to mean in terms of, what I’ll call, one-time capital to make the networks work well together. Post that, we’ll have to re-evaluate. I’ve got a personal belief that we should be able to get long-term run rate capital down to the low-end of our range if not even slightly below that range just based upon scale, but that remains to be proven out and it’s several years off.

<Q—Amod Gautam>: Very helpful. Thank you.

Operator

We’ll now move to Erin Lash with Morningstar.

<Q—Erin Lash>: Thank you for taking my question. I wanted to touch on some of the ad spend that you had been doing and your partnership with Robert Irvine over the past couple of years, and how effective that has been or maybe hasn’t been.

<A—William J. DeLaney>: Hi, Erin. We think it’s been very effective. We’re in year two right now with Chef Irvine and as we’ve talked about in the past, one of the reasons we partnered with him and Food Network is roughly 70% of our customers tune into that network on a regular basis and in particular, watch his show. So, he’s been a great ambassador for Sysco both through the network as well as some personal appearances and working with our OpCos and doing some nice work as well in the community. So, we’re very pleased with that partnership and we’ve got some new ads that are going to be coming out this year, and I think you’ll continue to see it as a significant positive for us from a marketing standpoint.

<A—Robert Chris Kreidler>: I’ll also say, it’s given our marketing associates a lot to be excited about. We get that feedback constantly from our MAs, so that’s positive as well for our system.

<Q—Erin Lash>: Thank you. That’s very helpful. And then I just wanted to ask about the Sysco Brand overall and I think you had been making some investments behind the Sysco Brand and how to better tout that I think in front of customers, and I was wondering what kind of the mix is between the Sysco Brand and private label and how those efforts are progressing?

<A—William J. DeLaney>: Are you talking about the product brand or the corporate brand, Erin?

<Q—Erin Lash>: The product, within the product sales.

<A—William J. DeLaney>: Yeah, I think what you’re referring to is, over the last year, you’ve seen the numbers pick up a little bit in terms of the Street, or the local and that’s been good. But I would also quickly say as we go through and do the category management work and our customer insights work, we’re trying to strike the right balance between what customers want and need and how our brand lines up with that as opposed to just trying to push our brand out there for the sake of pushing the brand. So, I’m actually very pleased with the work that’s been done in the merchandising area over the last couple, three years in terms of going through and looking at all the specs in our various categories even before the category management work started, but in conjunction with that now as well as combining that with our customer insight work. So, we don’t have a particular number in mind there necessarily. We’re just trying to strike the right balance with our customers where we really do have a value-added product. We want to make sure that we’re positioning it properly.

<Q—Erin Lash>: Thank you very much.

<A—William J. DeLaney>: Thank you, Erin.

Operator

It appears there are no further questions. And at this time, I’d like to thank everyone for their participation. You may now disconnect.